Filed pursuant to Rule 253(g)(2)

File No. 024-10733

Offering Circular Supplement

Dated January 27, 2018

An Offering Statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. The Offering was Qualified on October 15, 2017.

This Offering Supplement only covers a change in the offering price of a portion of the securities and the number of shares offered. This change affects only the dilution and the number of shares to be outstanding.

We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the Offering Statement in which such Final Offering Circular was filed may be obtained.

American Energy Partners, Inc.

$10,000,000

500,000,000 SHARES OF COMMON STOCK

$0.02 PER SHARE

This is the initial public offering of securities of American Energy Partners, Inc., a Colorado corporation. We are offering 500,000,000 shares of our common stock, par value $0.001 (“Common Stock”) at an offering price of $.02 per share (the “Offered Shares”). This Offering will terminate on twelve months from the day the Offering is qualified, subject to extension for up to thirty (30) days as defined below or the date on which the maximum offering amount is sold (such earlier date, the “Termination Date”). If, on the initial closing date, we have sold less than the maximum number of Offered Shares, then we will hold one or more additional closings for additional sales, until the earlier of: (i) the sale of the maximum number of Offered Shares or (ii) the Termination Date. The minimum purchase requirement per investor is 50,000 Offered Shares ($1,000); however, we can waive the minimum purchase requirement on a case-by-case basis in our sole discretion.

These securities are speculative securities. Investment in the Company’s stock involves significant risk. You should purchase these securities only if you can afford a complete loss of your investment. See the “Risk Factors” section on page 7 of this Offering Circular.

The offering will be at a fixed price of $0.02. The end date of the offering will be exactly 180 days from the date the Offering Circular is qualified (unless extended by the Company, in its own discretion, for up to another 180 days.

Our common stock currently trades on the Pink Open Market under the symbol “AEPT” and the closing price of our common stock on January 26, 2018 was $0.0556. Our common stock currently trades on a sporadic and limited basis.

We are offering our shares without the use of an exclusive placement agent, however, we may engage various securities brokers to place shares in this offering with investors for commissions of up to 10% of the gross proceeds.

We expect to commence the sale of the shares as of the date on which the Offering Statement of which this Offering Circular is approved by the Attorney General of the state of New York.

See “Risk Factors” to read about factors you should consider before buying shares of common stock.

As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov

Sale of these shares will commence within two calendar days of the qualification date and it will be a continuous Offering pursuant to Rule 251(d)(3)(i)(F).

This Offering will be conducted on a “best-efforts” basis, which means our Officers will use their commercially reasonable best efforts in an attempt to offer and sell the Shares. Our Officers will not receive any commission or any other remuneration for these sales. In offering the securities on our behalf, the Officers will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended.

This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the laws of any such state.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 7 for a discussion of certain risks that you should consider in connection with an investment in our Common Stock.

	Per Share	Total Maximum (2)
Public Offering Price (1)	$0.02	$10,000,000
Underwriting Discounts and Commissions (3)	$0	$0
Proceeds to Us from this Offering to the Public (Before Expenses (4))	$0.02	$10,000,000

(1)	We are offering shares on a continuous basis. See “Distribution – Continuous Offering.

(2)	This is a “best efforts” offering. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds. See “How to Subscribe.”

(3)	We are offering these securities without an underwriter.

(4)	Excludes estimated total Offering expenses, including underwriting discount and commissions, will be approximately $400,000 assuming the maximum offering amount is sold.

Our Board of Directors used its business judgment in setting a value of $0.02 per share to the Company as consideration for the stock to be issued under the Offering. The sales price per share bears no relationship to our book value or any other measure of our current value or worth.

No sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The date of this Offering Circular Supplement is January 27, 2018.

This offering is being made on a self-underwritten basis without the use of an exclusive placement agent, however, we may engage various securities brokers to place shares in this offering with investors on a commission basis. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

Management will make its best effort to fill the subscription in the state of New York. However, in the event that management is unsuccessful in raising the required funds in New York, the Company may file a post qualification amendment to include additional jurisdictions that Management has determined to be in the best interest of the Company for the purpose of raising the maximum offer. In the event that the Offering Circular is fully subscribed, any additional subscriptions shall be rejected and returned to the subscribing party along with any funds received.

In order to subscribe to purchase the shares, a prospective investor must complete a subscription agreement and send payment by check, wire transfer or ACH. Investors must answer certain questions to determine compliance with the investment limitation set forth in Regulation A Rule 251(d)(2)(i)(C) under the Securities Act of 1933, which states that in offerings such as this one, where the securities will not be listed on a registered national securities exchange upon qualification, the aggregate purchase price to be paid by the investor for the securities cannot exceed 10% of the greater of the investor’s annual income or net worth. In the case of an investor who is not a natural person, revenues or net assets for the investor’s most recently completed fiscal year are used instead. The Company has not currently engaged any party for the public relations or promotion of this offering. As of the date of this filing, there are no additional offers for shares, nor any options, warrants, or other rights for the issuance of additional shares except those described herein.

We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any information other than the information contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws.

In this Offering Circular, unless the context indicates otherwise, references to “American Energy Partners, Inc.”, “we”, the “Company”, “our” and “us” refer to the activities of and the assets and liabilities of the business and operations of American Energy Partners, Inc.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Our Business” and elsewhere in this Offering Circular constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “potential”, “should”, “will” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this Offering Circular, including in “Risk Factors” and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

●	The speculative nature of the business we intend to develop;

●	Our ability to successfully develop material revenue streams from our developmental activities, many of which are are close to start up and not operating at the present time.

●	Our dependence upon external sources for the financing of our operations, particularly given that there are concerns about our ability to continue as a “going concern;”

●	Our ability to effectively execute our business plan;

●	Our ability to manage our expansion, growth and operating expenses;

●	Our ability to finance our businesses;

●	Our ability to promote our businesses;

●	Our ability to compete and succeed in highly competitive and evolving businesses;

●	Our ability to respond and adapt to changes in technology and customer behavior; and

●	Our ability to protect our intellectual property and to develop, maintain and enhance strong brands.

Although the forward-looking statements in this Offering Circular are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as maybe be required by law, to re-issue this Offering Circular or otherwise make public statements updating our forward-looking statements.

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SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our Common Stock. You should carefully read the entire Offering Circular, including the risks associated with an investment in the company discussed in the “Risk Factors” section of this Offering Circular, before making an investment decision. Some of the statements in this Offering Circular are forward-looking statements. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Company Information

The Company, sometimes referred to herein as “we,” “us,” “our,” and the “Company” and/or “American Energy Partners, Inc.” was incorporated originally on October 12, 2004, under the laws of the State of Nevada, to engage in any lawful corporate undertaking. Recently, the Company changed its name to American Energy Partners, Inc. and its corporate domicile to the State of Colorado. In connection with this conversion, the Company engaged in a one for 20 reverse split of the Company’s Common Stock. The trading symbol for the Common Stock was changed from “XFUL” to “AEPT.”

The Issuer’s offices are located at PO Box 443 Allentown, PA 18105., Phone: 610-217-3275, Email: Contact@americanenergy-inc.com We maintain a website at http://www.americanenergy-inc.com/ . We do not incorporate the information on or accessible through our website into this Offering Circular, and you should not consider any information on, or that can be accessed through, our website a part of this Offering Circular.

American Energy Partners, Inc. is comprised of three subsidiaries that source, treat and distribute reclaimed water in an effort to preserve our nation’s naturally occurring resources. Together with Hydration Company of PA (sourcing, distributing) and American Energy Solutions (treating), Gilbert Oil and Gas Company provides value through net revenue interests, mineral interests and royalty rights.

Hydration Company’s competitive edge lies within its pure volume of reclaimed water and its access to low cost treatment with high flow rates and highly concentrated solids through AES’s technologies. We believe that because of this volume, Hydration Company can effectively gain market share immediately as large corporations want access to one source that can supply massive amounts of reclaimed water to fulfill their input of production through Hydration’s patent pending (US 2014/0305879 A1) methodology and conveyance methods.

Through the vertical integration of these companies, we believe we can achieve higher operating profits than the industry average. This should lead to greater returns on invested capital.

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Section 15(g) of the Securities Exchange Act of 1934

Our shares are covered by section 15(g) of the Securities Exchange Act of 1934, as amended that imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the Rule, the broker/dealer must make a special suitability determination for the purchase and have received the purchaser’s written agreement to the transaction prior to the sale. Consequently, the Rule may affect the ability of broker/dealers to sell our securities and also may affect your ability to sell your shares in the secondary market.

Section 15(g) also imposes additional sales practice requirements on broker/dealers who sell penny securities. These rules require a one page summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to in understanding of the function of the penny stock market, such as  bid and offer quotes, a dealers spread and broker/dealer compensation; the broker/dealer compensation, the broker/dealers’ duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers’ rights and remedies in cases of fraud in penny stock transactions; and, FINRA’s toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.

Dividends

The Company has not declared or paid a cash dividend to stockholders since it was organized and does not intend to pay dividends in the foreseeable future. The Board of Directors presently intends to retain any earnings to finance our operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company’s earnings, capital requirements and other factors.

Trading Market

Our Common Stock trades in the Pink Open Market under the symbol “AEPT.” The Issuer’s securities have not recently been delisted by any securities exchange. The Issuer filed a Form 15 with the Securities and Exchange Commission de-registering its Common Stock on July 17, 2009.

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BUSINESS

American Energy Partners, Inc. –  Our History

The Company, sometimes referred to herein as “we,” “us,” “our,” and the “Company” and/or “American Energy Partners, Inc.” was incorporated in the State of Nevada on October 12, December 29, 2006. The Company, sometimes referred to herein as “we,” “us,” “our,” and the “Company” and/or “American Energy Partners, Inc.” was incorporated originally on October 12, 2004, under the laws of the State of Nevada, to engage in any lawful corporate undertaking. Recently, the Company changed its name to American Energy Partners, Inc. and its corporate domicile to the State of Colorado. In connection with this conversion, the Company engaged in a one for 20 reverse split of the Company’s Common Stock. The trading symbol for the Common Stock was changed from “XFUL” to “AEPT.”

Our offices are located at PO Box 443 Allentown, PA 18105., Phone: 610-217-3275, Email: Contact@americanenergy-inc.com. We maintain a website at http://www.americanenergy-inc.com . We do not incorporate the information on or accessible through our website into this Offering Circular, and you should not consider any information on, or that can be accessed through, our website a part of this Offering Circular.

Our Business

American Energy Partners, Inc., Inc. is a group of companies that focus on providing solutions in the space where energy production and water meet technology.  Our subsidiaries, Hydration Corporation of PA, LLC, American Energy Solutions, and Gilbert Oil and Gas, will own energy operations as well as design, build and operate regional water treatment facilities that serve the industrial and energy sectors.

We are a publicly-traded company listed in the Pink Open Market under the symbol AEPT. We are comprised of subsidiaries that source, treat and distribute reclaimed water in an effort to preserve our nation’s naturally occurring resources. Together with Hydration Company of PA (sourcing, distributing) and American Energy Solutions (treating), Gilbert Oil and Gas Company will provide value through net revenue interests, mineral interests and royalty rights.

Through the vertical integration of these companies, AEPT believes it can achieve higher operating profits than the industry average. This should lead to greater returns on invested capital.

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Hydration Corporation of PA, LLC

Hydration Corporation of PA, LLC (“Hydration Company”) is engaged in the businesses of water exploration, water augmentation, and the treatment of impacted waters. Through its subsidiaries and partners, we design, build, and operate regional water treatment facilities. Hydration Company is a leader in water-neutral energy solutions, as well as providing waste water technologies specifically designed to improve the impaired water disposal process.

We believe that Hydration Company’s technology delivers one of the highest energy yields from a broad range of water-bearing assets, with one of the lowest capital expenditures of any other known water processes.

Hydration Company offers a range of low cost attractive modular systems or fixed facilities via its water conveyance methodologies, which produce low cost water solutions in partnership with select small to large-size industrial energy users, government agencies, and non-profit watershed groups in target markets.

Hydration Company provides a solution to locate, procure, treat and distribute water. This patent-pending process provides cleaner water which results in an improved, safer environment. It can also mitigate drought conditions by accessing water previously unavailable. Applications may include, but are not limited to: oil and gas, pipelines, industrial use, utilities, mining, municipalities and landowners.

Hydration Company has designed a unique, patent pending system to treat and distribute water in an efficient and economical process that should encourage treated water to be used by gas drillers, pipeline companies, utility companies, industry and municipalities.

Over time Hydration Company has gained support for our unique, patent-pending process by the Pennsylvania Department of Environmental Protection (DEP), Susquehanna River Basin Commission (SRBC), and the Pennsylvania Department of Conservation and Natural Resources (DCNR). In fact, we are currently negotiating contracts and letter of intent agreements with these organizations for mines that store our inventory.

Hydration Company conducted its first pump test that was a field demonstration at Coal Creek, Blossburg, Pennsylvania, which was granted by the Pennsylvania DEP & the SRBC. The pump test was performed through AES using GeoTube Technology which produced favorable test result. This enabled Hydration to: (1) confirm the economic model; (2) prove the validity of the business model; and (3) share the results with potential partners, customers and government agencies.

Since that field demonstration, Hydration Company has partnered with Eastern Pennsylvania Coalition for Abandoned Mine Reclamation (EPCAMR) and the SRBC to start the first three phases of due diligence at the Mocanaqua Tunnel. This property has an estimated 500 billion gallons of storage and appears to be an excellent candidate for Hydration Company’s methodologies. This opportunity may be worth an estimated $2.5 million of construction and operation and maintenance for AES. AES would provide the treatment technologies beginning in Phase IV.

Hydration Company’s competitive edge lies within its pure volume of reclaimed water and its access to low cost treatment with high flow rates and highly concentrated solids through AES’ partners’ technologies. Because of this volume Hydration Company can effectively gain market share immediately as large corporations want access to one source that can supply massive amounts of reclaimed water to fulfill their input of production through Hydration’s patent pending (US 2014/0305879 A1) methodology and conveyance methods.

The success of the company is dependent upon effectively entering into contracts with private and state-owned mines. These contracts will give Hydration Company the sole right to distribute water from privately owned mines across the country.

The company will operate out of multiple, predetermined, selected sites within the United States and will need minimal space to conduct its office activities. The sites are all being different in terms of geography, storage and water quality. All sites will be enabled for augmentation or the ability to mitigate during pass-by conditions. Augmentation is an important factor of the equation. It allows Hydration Company to not only provide every day water but to provide additional waters to the system when low flow conditions are present. This is a valuable piece of the model because no matter how long or severe of a drought, it gives customers the ability to consume at their intake up to their maximum docketed withdrawal thus granting them pass-by exemption.

How the model works: First, hydrological studies are performed statewide to determine the largest pools of non-potable water. Second, access and control of these mines are gained through contracts with the land owner. Third, final hydrology and engineering studies performed. Next, a filtration system is installed with all needed permits. Lastly, a dynamically-adjustable, turn-key system is put online that allows Hydration to execute its model of treatment and distribution through its proprietary conveyance system.

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American Energy Solutions, LLC

American Energy Solutions is an industrial waste stream treatment company that intends to engage in the remediation of Superfund sites, coal ash, acid mine drainage and Mine Influenced Water (MIW), drill Cuttings (horizontal direction drilling or HDD and vertical directional drilling or VDD), flowback (water and other debris that comes to the surface after a well is fracked) and produced waters, and other industrial processes. .

We provide treatment technologies that contribute to Hydration Company’s business model of low-cost treatment and distribution. These treatment technologies also allow AES to leverage existing contacts in the industrial space and convert these contacts into contract value. AES’s long-term goal is to bring waste stream treatment technologies in- house.

Gilbert Oil and Gas

We intend to develop Gilbert Oil as a U.S. based exploration and production company focused on generating long-term shareholder value through drilling, operating, and partnership opportunities in the upstream oil and gas space.

Gilbert’s sole service is to provide cash flow through investment in oil and gas royalties, producing wells and the development of mineral rights.

Gilbert came into existence to capitalize on the depressed asset pricing in the oil and gas space. Gilbert’s business model is to first capture royalty opportunities then gain working interests on producing wells and lastly to acquire land inventory through mineral rights.

Gilbert will concentrate its initial capital inside the Marcellus & Utica formations where we can monetize existing water assets and treatment technologies. WV, OH, PA

Following this model we are of the belief that meaningful asset and cash flow value will be derived over the course of time.

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THE OFFERING

Issuer:	American Energy Partners, Inc.

Securities offered:	A maximum of 500,000,000 shares of our common stock, par value $0.001 (“Common Stock”) at an offering price of $0.02 per share (the “Offered Shares”).

Number of shares of Class A Common Stock outstanding before the Offering:	17,509,323 shares of Class A Common Stock

Number of shares of Class A Common Stock to be outstanding after the Offering:	517,509,323 shares of Class A Common Stock, if the maximum amount of Offered Shares are sold

Price per share:	$0.02

Maximum offering amount:	500,000,000 shares at $0.02 per share, or $10,000,000.

Trading Market:	Our Common Stock trades on the Pink Open Market under the symbol “AEPT.”

Use of proceeds:	If we sell all of the shares being offered, our net proceeds (after our estimated offering expenses) will be $9,600,000. We will use these net proceeds for acquisitions and working capital and other general corporate purposes.

Risk factors:

Investing in our Common Stock involves a high degree of risk, including, but not limited to:

Speculative nature of our business.

Competition.

Long sales lead time.

Our need for more capital.

Risks of government programs and regulations in our business.

Risk of new technology.

Immediate and substantial dilution.

Limited market for our stock.

Dilution.

Use of Forward-Looking Statements

Investors are advised to read and pay careful attention to the section on Risk Factors.

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RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this Offering Circular, before purchasing our Common Stock. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this Offering Circular, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Statement Regarding Forward-Looking Statements”.

Risks Relating to Our Businesses

Risks of Oil and Gas Assets

Speculative nature and hazards of oil and gas development activities.

Exploration, drilling and development of oil and gas properties is not an exact science and involves a high degree of risk. There is no assurance that our activities in the oil and gas industry will yield sufficient oil or gas production or other operating revenues that will allow us to remain profitable. We may be subject to liability for pollution and other damages and will be subject to statutes and regulations relating to environmental matters. Although we may obtain and maintain the insurance coverage and amounts we deem appropriate, we may suffer losses due to hazards against which we cannot insure or against which we may elect not to insure.

Importance of Future Prices, Supply and Demand for Oil and Gas.

Revenues generated from our oil and gas production activities in the oil and gas industry will be highly dependent upon the future prices and demand for oil and gas. Factors which may affect prices and demand for oil and gas include, but are not limited to, the worldwide supply of oil and gas; the price of oil and gas produced in the United States or imported from foreign countries; consumer demand for oil and gas; the price and availability of alternative fuels; federal and state regulation; and general, national and worldwide economic political conditions.

In addition to the widely-recognized volatility of the oil market, the gas market is also unsettled due to a number of factors. In the past, production from gas wells in many geographic areas of the United States has been curtailed for considerable periods of time due to a lack of market demand, and such curtailments may exist in the future. Further, there may be an excess supply of gas in the area of our wells. In that event, it is possible that our wells could be shut in or gas in those areas might be sold on terms less favorable than might otherwise be obtained. The combination of these factors, among others, makes it particularly difficult to estimate accurately future prices of oil and gas, and any assumptions concerning future prices may prove incorrect.

Markets for Sale of Production.

Our ability to market oil and gas found and produced, will depend on numerous factors beyond our control, the effect of which cannot be accurately predicted or anticipated. Some of these factors include, without limitation, the availability of a ready market, the effect of federal and state regulation of production, refining, transportation and sales, and general national and worldwide economic conditions. There is no assurance that we will be able to market any oil or gas we produced, or, if such oil or gas is marketed, that we can obtain favorable prices.

Price Control and Possible Energy Legislation.

There are currently no federal price controls on oil or gas production so that sales of our oil or gas can be made at uncontrolled market prices. However, there can be no assurance that Congress will not enact controls at any time. No prediction can be made as to what additional energy legislation may be proposed, if any, nor which bills may be enacted nor when any such bills, if enacted, would become effective.

Environmental Regulations.

The exploration, development and production of oil and gas is subject to various federal and state laws and regulations to protect the environment. Various states and governmental agencies are considering, and some have adopted, laws and regulations regarding environmental control which could adversely affect our business. Compliance with such legislation and regulations, together with any penalties resulting from noncompliance therewith, will increase the cost of oil and gas development and production.

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Government Regulation.

The oil and gas business is subject to extensive governmental regulation under which, among other things, rates of production from our wells may be fixed. Governmental regulation also may limit or otherwise affect the market for our wells’ production and the price which may be paid for that production. Governmental regulations relating to environmental matters could also affect our operations. The nature and extent of various regulations, the nature of other political developments and their overall effect upon us are not predictable.

Industry and geographical concentration.

We will acquire oil and gas assets, operating in one industry and in a limited geographical area with limited assets. This concentration will increase our risk. Unfavorable conditions in our markets, unfavorable events that affect our assets, or unfavorable events affecting oil and gas could materially affect us.

Price declines may result in reduced profits.

Commodity prices have a significant impact on the present value of our operations. To the extent oil and gas price declines indicate a reduction of the estimated useful life or estimated future cash flows of our assets, our assets may be impaired.

Prices and markets for oil and natural gas are unpredictable and tend to fluctuate significantly, which could reduce the value of our assets.

Oil and natural gas are commodities whose prices are determined based on world demand, supply, and other factors, all of which are beyond our control. World prices for oil and natural gas have fluctuated widely in recent years. We expect that prices will continue to fluctuate in the future. Price fluctuations will have a significant impact on our revenue, the return from our reserves and on our financial condition generally. Price fluctuations for oil and natural gas commodities may also impact the investment market for companies engaged in the oil and gas industry. Decreases in the prices of oil and natural gas may have a material adverse effect on our assets and our cash flows.

Our assets may not be insured against all of the operating hazards to which they are exposed.

Our oil and gas assets and operations are subject to the usual hazards incident to the drilling and production of oil and gas, such as windstorms, lightning strikes, blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids (including fluids used in hydraulic fracturing activities), fires, severe weather and pollution and other environmental risks. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage, clean-up responsibilities, regulatory investigation and penalties, and suspension of operations, all of which could result in a substantial loss. We may maintain insurance against some, but not all, of the risks described above. Such insurance may not be adequate to cover losses or liabilities. Also, we cannot give assurance of the continued availability of insurance at premium levels that justify its purchase.

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Technology Risks

Ability to develop commercial products.

The Company presently maintains rights to a new technology. At this time, the technology has been developed. However, the product is not commercially ready for sale. In order to reach a stage of commercial sales for the product, the Company may need to put emphasis on joint venturing and funding a company who has advanced technological knowledge and progressed sales history of the same field for the purpose of cooperation. The Company cannot predict that it will be successful in developing commercially ready products for any of the technology in the near future or at any time.

Rapid technological changes.

The industries in which the Company intends to compete with are subject to rapid technological changes. No assurances can be given that the technological advantages which may be enjoyed by the Company in respect of their technologies cannot or will not be overcome by technological advances in the respective industries rendering the Company’s technologies obsolete or non-competitive.

Lack of indications of product acceptability.

The success of the Company will be dependent upon its ability to develop commercially acceptable products and to sell such products in quantities sufficient to yield profitable results. To date, the Company has received no indications of the commercial acceptability of any of its proposed products. Accordingly, the Company cannot predict whether its products can be marketed and sold in a commercial manner.

Reliance upon third parties.

The Company does not intend on maintaining a significant technical staff nor does it intend on manufacturing its products. Rather it will rely heavily on consultants, contractors, and manufacturers to design, develop and manufacture its products. Accordingly, there is no assurance that such third parties will be available when needed at affordable prices.

Competition

Although management believes its products, if developed, will have significant competitive advantages to other products in their respective industries, with respect to such products, the Company will be competing in industries, such as the industrial wastewater industry, where enormous competition exists. Competitors in these industries have greater financial, engineering and other resources than the Company. No assurances can be given that any advances or developments made by such companies will not supersede the competitive advantages of the Company’s products.

Protection of intellectual property.

The success of the Company will be dependent, in part, upon the protection of its various proprietary technologies from competitive use. Certain of its technologies are the subject of various patents in varying jurisdictions. In addition to the patent applications, the Company relies on a combination of trade secrets, nondisclosure agreements and other contractual provisions to protect its intellectual property rights. Nevertheless, these measures may be inadequate to safeguard the Company’s underlying technologies. If these measures do not protect the intellectual property rights, third parties could use the Company’s technologies, and its ability to compete in the market would be reduced significantly.

In the future, the Company may be required to protect or enforce its patents and patent rights through patent litigation against third parties, such as infringement suits or interference proceedings. These lawsuits could be expensive, take significant time, and could divert management’s attention from other business concerns. These actions could put the Company’s patents at risk of being invalidated or interpreted narrowly, and any patent applications at risk of not issuing. In defense of any such action, these third parties may assert claims against the Company. The Company cannot provide any assurance that it will have sufficient funds to vigorously prosecute any patent litigation, that it will prevail in any of these suits, or that the damages or other remedies awarded, if any, will be commercially valuable. During the course of these suits, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation, which could result in the negative perception by investors, which could cause the price of the Company’s common stock to decline dramatically.

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General Business Risks

Our business and operations may experience rapid growth. If we fail to manage our growth, our business and operating results could be harmed and we may have to incur significant expenditures to address the additional operational and control requirements of this growth.

We may experience rapid growth in our sales and operations, which may place significant demands on our management, operational and financial infrastructure. If we do not manage our growth, the quality of our products and services could suffer, which could negatively affect our brand and operating results. To manage this growth, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. These systems enhancements and improvements will require significant capital expenditures and allocation of valuable management resources. If the improvements are not implemented successfully, our ability to manage our growth will be impaired and we may have to make significant additional expenditures to address these issues, which could harm our financial position. The required improvements may include: Enhancing our information and communication systems to attempt to optimize proper service to our customers, and Enhancing systems of internal controls to ensure timely and accurate reporting of all of our operations

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our brand and operating results could be harmed. We may in the future discover areas of our internal controls that need improvement. We cannot be certain that any measures we implement will ensure that we achieve and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We have no operating history and a relatively new business model in an emerging and rapidly evolving market. This makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have no operating history. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company in a new and rapidly evolving market. We may not be able to successfully address these risks and difficulties, which could materially harm our business and operating results.

We cannot be certain that additional financing will be available on reasonable terms when required, or at all.

From time to time, we may need additional financing. Our ability to obtain additional financing, if and when required, will depend on investor demand, our operating performance, the condition of the capital markets, and other factors. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. We may need to raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences, or privileges senior to the rights of our Common Class A Stock, and our existing stockholders may experience dilution.

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Risks Related to this Offering

There has been a limited public market for our Common Stock prior to this Offering, and an active market in which investors can resell their shares may not develop.

Prior to this Offering, there has been a limited public market for our Common Stock. We cannot predict the extent to which an active market for our Common Stock will develop or be sustained after this Offering, or how the development of such a market might affect the market price of our Common Stock. The initial offering price of our Common Stock in this Offering will be agreed between us and the underwriters based on a number of factors, including market conditions in effect at the time of the Offering, and it may not be in any way indicative of the price at which our shares will trade following the completion of this Offering. Investors may not be able to resell their shares at or above the initial offering price.

Investors in this Offering will experience immediate and substantial dilution.

If all of the shares offered hereby are sold, investors in this Offering will own 96.8% of the then outstanding shares of all classes of common stock, but will have paid over 97.7% of the total consideration for our outstanding shares, resulting in a dilution of $0.0010 per share. See “Dilution.”

The market price of our Common Stock may fluctuate, and you could lose all or part of your investment.

The offering price for our Common Stock will be set by us based on a number of factors, and may not be indicative of prices that will prevail on OTCMarkets or elsewhere following this Offering. The price of our Common Stock may decline following this Offering. The stock market in general, and the market price of our Common Stock will likely be subject to fluctuation, whether due to, or irrespective of, our operating results, financial condition and prospects.

Our financial performance, our industry’s overall performance, changing consumer preferences, technologies and advertiser requirements, government regulatory action, tax laws and market conditions in general could have a significant impact on the future market price of our Common Stock. Some of the other factors that could negatively affect our share price or result in fluctuations in our share price include:

●	actual or anticipated variations in our periodic operating results;

●	changes in earnings estimates;

●	changes in market valuations of similar companies;

●	actions or announcements by our competitors;

●	adverse market reaction to any increased indebtedness we may incur in the future;

●	additions or departures of key personnel;

●	actions by stockholders;

●	speculation in the press or investment community; and

●	our intentions and ability to list our Common Stock on a national securities exchange and our subsequent ability to maintain such listing.

We do not expect to declare or pay dividends in the foreseeable future.

We do not expect to declare or pay dividends in the foreseeable future, as we anticipate that we will invest future earnings in the development and growth of our business. Therefore, holders of our Common Stock will not receive any return on their investment unless they sell their securities, and holders may be unable to sell their securities on favorable terms or at all.

Our financial statements are unaudited and have not been reviewed by an independent accountant.

Management has prepared the Company’s financial statements. These statements have not been audited. No independent accountant has reviewed these financial statements.

Because we do not have an audit or compensation committee, shareholders will have to rely on our directors, none of whom is not independent, to perform these functions.

We do not have an audit or compensation committee comprised of an independent director. Indeed, we do not have any audit or compensation committee. The Board of Directors performs these functions as a whole. No members of the Board of Directors are an independent director. Thus, there is a potential conflict in that board members who are also part of management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

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Because we lack certain internal controls over financial reporting in that we do not have an audit committee and our Board of Directors has no technical knowledge of U.S. GAAP and internal control of financial reporting and relies upon the Company’s financial personnel to advise the Board on such matters, we are subject to increased risk related to financial statement disclosures.

We lack certain internal controls over financial reporting in that we do not have an audit committee and our Board of Directors has no technical knowledge of U.S. GAAP and internal control of financial reporting and relies upon the Company’s financial personnel to advise the Board on such matters. Accordingly, we are subject to increased risk related to financial statement disclosures.

Our control shareholder holds a significant percentage of our outstanding voting securities, which could reduce the ability of minority shareholders to effect certain corporate actions.

Our control shareholder is the beneficial owner of 71.27% of our preferred stock, which, along with his ownership of common stock, controls 71.36% of the voting securities prior to the Offering and 70.44% of our outstanding voting securities after the to the Offering, assuming all 500,000,000 shares of common stock in this Offering are sold. As a result of this ownership, he possesses and can continue to possess significant influence and can elect and can continue to elect a majority of our Board of Directors and authorize or prevent proposed significant corporate transactions. His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer.

Upon the completion of this Offering, we expect to elect to become a public reporting company under the Exchange Act, and thereafter publicly report on an ongoing basis as an “emerging growth company” under the reporting rules set forth under the Exchange Act. If we elect not to do so, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 1 issuers. In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our stockholders could receive less information than they might expect to receive from more mature public companies.

Upon the completion of this Offering, we expect to elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any July 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we elect not to become a public reporting company under the Exchange Act, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 1 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our stockholders could receive less information than they might expect to receive from more mature public companies.

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The preparation of our consolidated financial statements involves the use of estimates, judgments and assumptions, and our consolidated financial statements may be materially affected if such estimates, judgments or assumptions prove to be inaccurate.

Financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) typically require the use of estimates, judgments and assumptions that affect the reported amounts. Often, different estimates, judgments and assumptions could reasonably be used that would have a material effect on such financial statements, and changes in these estimates, judgments and assumptions may occur from period to period over time. Significant areas of accounting requiring the application of management’s judgment include, but are not limited to, determining the fair value of assets and the timing and amount of cash flows from assets. These estimates, judgments and assumptions are inherently uncertain and, if our estimates were to prove to be wrong, we would face the risk that charges to income or other financial statement changes or adjustments would be required. Any such charges or changes could harm our business, including our financial condition and results of operations and the price of our securities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the accounting estimates, judgments and assumptions that we believe are the most critical to an understanding of our consolidated financial statements and our business.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our Common Stock could be negatively affected.

Any trading market for our Common Stock will be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our Common Stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage or us, the market price and market trading volume of our Common Stock could be negatively affected.

Future issuances of our Common Stock or securities convertible into our Common Stock, or the expiration of lock-up agreements that restrict the issuance of new Common Stock or the trading of outstanding stock, could cause the market price of our Common Stock to decline and would result in the dilution of your shareholding.

Future issuances of our Common Stock or securities convertible into our Common Stock, and/or conversion of the Notes convertible into Common Stock, or the expiration of lock-up agreements that restrict the sale of Common Stock by selling shareholders, or the trading of outstanding stock, could cause the market price of our Common Stock to decline. We cannot predict the effect, if any, of the exercise of conversion of the Notes into Common Stock or other future issuances of our Common Stock or securities convertible into our Common Stock, or the future expirations of lock-up agreements, on the price of our Common Stock. In all events, future issuances of our Common Stock would result in the dilution of your shareholding. In addition, the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of our Common Stock.

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Our shares are subject to the penny stock rules, making it more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If the price of our Common Stock is less than $5.00, our Common Stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our Common Stock, and therefore stockholders may have difficulty selling their shares.

Our management has broad discretion as to the use of certain of the net proceeds from this Offering.

We intend to use up to $1,500,000 of the net proceeds from this Offering (if we sell all of the shares being offered) for working capital and other general corporate purposes. However, we cannot specify with certainty the particular uses of such proceeds. Our management will have broad discretion in the application of the net proceeds designated for use as working capital or for other general corporate purposes. Accordingly, you will have to rely upon the judgment of our management with respect to the use of these proceeds. Our management may spend a portion or all of the net proceeds from this Offering in ways that holders of our Common Stock may not desire or that may not yield a significant return or any return at all. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may also invest the net proceeds from this Offering in a manner that does not produce income or that loses value. Please see “Use of Proceeds” below for more information.

Cautionary Statement Regarding Forward-Looking Statements

This Offering Circular contains various “forward-looking statements.” You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “would,” “could,” “should,” “seeks,” “approximately,” “intends,” “plans,” “projects,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements may be impacted by a number of risks and uncertainties.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance taking into account all information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our Securities. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section entitled “Risk Factors.”

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USE OF PROCEEDS

If we sell all of the shares being offered, our net proceeds (after our estimated offering expenses of $400,000) will be $9,600,000. We will use these net proceeds for:

If 25% of the Shares offered are sold:

Percentage of Offering Sold	Offering Proceeds	Approximate Offering Expenses	Total Net Offering Proceeds	Principal Uses of Net Proceeds
				Acquisition of energy assets $1,500,000
				Salaries $500,000
				Business Development $125,000
				Legal $125,000
				Marketing $62,500
				Consulting $62,500
				Operational costs $6,250
				Selling, general and administrative $6,250
				Working capital $293,750
25.00%	$2,500,000	$100,000	$2,400,000

If 50% of the Shares offered are sold:

Percentage of Offering Sold	Offering Proceeds	Approximate Offering Expenses	Total Net Offering Proceeds	Principal Uses of Net Proceeds
				Acquisition of energy assets $3,000,000
				Salaries $500,000
				Business Development $250,000
				Legal $250,000
				Marketing $125,000
				Consulting $125,000
				Operational costs $50,000
				Selling, general and administrative $12,500
				Working capital $487,500
50.00%	$5,000,000	$200,000	$4,800,000

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If 100% of the Shares offers are sold:

Percentage of Offering Sold	Offering Proceeds	Approximate Offering Expenses	Total Net Offering Proceeds	Principal Uses of Net Proceeds
				Acquisition of energy assets $6,000,000
				Salaries $1,000,000
				Business Development $500,000
				Legal $500,000
				Marketing $250,000
				Consulting $250,000
				Operational costs $100,000
				Selling, general and administrative $25,000
				Working capital $975,000
100.00%	$10,000,000	$400,000	$9,600,000

The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors.

As indicated in the table above, if we sell only 75%, or 50%, or 25% of the shares offered for sale in this Offering, we would expect to use the resulting net proceeds for the same purposes as we would use the net proceeds from a sale of 100% of the shares, and in approximately the same proportions, until such time as such use of proceeds would leave us without working capital reserve. At that point we would expect to modify our use of proceeds by limiting our expansion, leaving us with the working capital reserve indicated.

The expected use of net proceeds from this Offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. The amounts and timing of our actual expenditures, specifically with respect to working capital, may vary significantly depending on numerous factors. The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering.

In the event we do not sell all of the shares being offered, we may seek additional financing from other sources in order to support the intended use of proceeds indicated above. If we secure additional equity funding, investors in this Offering would be diluted. In all events, there can be no assurance that additional financing would be available to us when wanted or needed and, if available, on terms acceptable to us.

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DILUTION

If you purchase shares in this Offering, your ownership interest in our Common Stock will be diluted immediately, to the extent of the difference between the price to the public charged for each share in this Offering and the net tangible book value per share of our Common Stock after this Offering.

Our historical net tangible book value as of September 30, 2017 was $238,716 or $0.0136 per then-outstanding share of our Common Stock. Historical net tangible book value per share equals the amount of our total tangible assets less total liabilities, divided by the total number of shares of our Common Stock outstanding, all as of the date specified.

The following table illustrates the per share dilution to new investors discussed above, assuming the sale of, respectively, 100%, 50% and 25% of the shares offered for sale in this Offering (after deducting estimated offering expenses of $400,000, $200,000 and $100,000, respectively):

Percentage of shares offered that are sold	100%	50%	25%

Price to the public charged for each share in this Offering	0.02	0.02	0.02

Historical net tangible book value per share as of June 30, 2017 (1)	0.0136	0.0136	0.0136

Increase in net tangible book value per share attributable to new investors in this Offering (2)	0.0054	0.0052	0.0049

Net tangible book value per share, after this Offering	0.0190	0.0188	0.0185

Dilution per share to new investors	0.0010	0.0012	0.0015

(1)	Based on net tangible book value as of September 30, 2017 of $238,716 and 17,509,323 outstanding shares of Class A Common stock and 12,500,000 outstanding shares of Class B Common Stock.

(2)	After deducting estimated offering expenses of $400,000, $200,000, and $50,000, respectively.

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DISTRIBUTION

This Offering Circular is part of an Offering Statement that we filed with the SEC, using a continuous offering process. Periodically, as we have material developments, we will provide an Offering Circular supplement that may add, update or change information contained in this Offering Circular. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent Offering Circular supplement. The Offering Statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the SEC and any Offering Circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Additional Information” below for more details.

Exchange Listing

Our Common Stock is traded on OTCMarkets in the Pink Open Market under the symbol “AEPT.”

Pricing of the Offering

Prior to the Offering, there has been a limited public market for the Offered Shares. The initial public offering price was determined by us. The principal factors considered in determining the initial public offering price include:

●	the information set forth in this Offering Circular and otherwise available;

●	our history and prospects and the history of and prospects for the industry in which we compete;

●	our past and present financial performance;

●	our prospects for future earnings and the present state of our development;

●	the general condition of the securities markets at the time of this Offering;

●	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

●	other factors deemed relevant by us.

Investment Limitations

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth (please see below on how to calculate your net worth). Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 1, Regulation A Offering, most investors must comply with the 10% limitation on investment in the Offering. The only investor in this Offering exempt from this limitation is an “accredited investor” as defined under Rule 501 of Regulation D under the Securities Act (an “Accredited Investor”). If you meet one of the following tests you should qualify as an Accredited Investor:

(i)	You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)	You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase Offered Shares (please see below on how to calculate your net worth);

(iii)	You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

(iv)	You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the Offered Shares, with total assets in excess of $5,000,000;

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(v)	You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940 (the “Investment Company Act”), or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vi)	You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii)	You are a trust with total assets in excess of $5,000,000, your purchase of Offered Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Offered Shares; or

(viii)	You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

Offering Period and Expiration Date

This Offering will start on or after the Qualification Date and will terminate if the Minimum Offering is not reached or, if it is reached, on the Termination Date.

Procedures for Subscribing

When you decide to subscribe for Offered Shares in this Offering, you should:

Go to www.minivest.com, click on the “Invest Now” button and follow the procedures as described.

1.	Electronically receive, review, execute and deliver to us a subscription agreement; and

2.	Deliver funds directly by wire or electronic funds transfer via ACH to the specified account maintained by us.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. We shall only deliver such subscription agreement upon request after a potential investor has had ample opportunity to review this Offering Circular.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to the escrow account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

NOTE: For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Offered Shares.

In order to purchase offered Shares and prior to the acceptance of any funds from an investor, an investor will be required to represent, to the Company’s satisfaction, that he is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this Offering.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our consolidated financial statements and the notes thereto appearing elsewhere in this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors”, “Cautionary Statement Regarding Forward-Looking Statements” and elsewhere in this Offering Circular. Please see the notes to our Financial Statements for information about our Critical Accounting Policies and Recently Issued Accounting Pronouncements.

Management’s Discussion and Analysis

The Company has not had material revenues from operations in each of the last two fiscal years, or in the first half of the current fiscal year.

American Energy Partners, Inc. is a group of companies that focus on providing solutions in the space where energy production and water meet technology.  Our subsidiaries, Hydration Corporation of PA, LLC, American Energy Solutions, and Gilbert Oil and Gas, will own energy operations as well as design, build and operate regional water treatment facilities that serve the industrial and energy sectors. Through the vertical integration of these companies, AEPT believes it can achieve higher operating profits than the industry average. This should lead to greater returns on invested capital.

Plan of Operation for the Next Twelve Months

The Company believes that the proceeds of this Offering will satisfy its cash requirements for the next twelve months. To complete the Company’s entire development plan, it may have to raise additional funds in the next twelve months.

The Company may make significant changes in the number of employees at the corporate level.

Investments. The Company intends to make substantial investment in energy producing assets that can make use of its water technologies.

Marketing and sales. The Company will cause its companies to make substantial marketing and sales expenses which will consist primarily of salaries, and benefits for our employees engaged in sales, sales support, marketing, business development, and customer service functions. Our marketing and sales expenses also include marketing and promotional expenditures.

Cost of revenue. The Company expects that the cost of revenue for its operations will consist primarily of expenses associated with the delivery and distribution of our products. These include expenses related to providing products and services and salaries and benefits for employees on our operations teams.

Research and development. The Company will continue to engage in research and development expenses. These will consist primarily of salaries, and benefits for employees who are responsible for building new products as well as improving existing products. We will expense all of our research and development costs as they are incurred.

General and administrative. The majority of our general and administrative expenses will consist of salaries, benefits, and share-based compensation for certain of our executives as well as our legal, finance, human resources, corporate communications and policy employees, and other administrative employees. In addition, general and administrative expenses include professional and legal services. The Company expects to incur substantial expenses in marketing the current Offering, in closing sales, and in promoting and managing its operations.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

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Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are not exposed to market risk of the sort that may arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives.

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s significant estimates and assumptions include the fair value of the Company’s common stock, stock-based compensation, the recoverability and useful lives of long-lived assets, and the valuation allowance relating to the Company’s deferred tax assets.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Relaxed Ongoing Reporting Requirements

Upon the completion of this Offering, we expect to elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any July 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we elect not to become a public reporting company under the Exchange Act, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 1 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our stockholders could receive less information than they might expect to receive from more mature public companies.

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OUR BUSINESS

American Energy Partners, Inc., Inc. is a group of companies that focus on providing solutions in the space where energy production and water meet technology.  Our subsidiaries, Hydration Corporation of PA, LLC, American Energy Solutions, and Gilbert Oil and Gas, will own energy operations as well as design, build and operate regional water treatment facilities that serve the industrial and energy sectors.

We are a publicly-traded company, trading in the Pink Open Market under the symbol AEPT. We are comprised of subsidiaries that source, treat and distribute reclaimed water in an effort to preserve our nation’s naturally occurring resources. Together with Hydration Company of PA (sourcing, distributing) and American Energy Solutions (treating), Gilbert Oil and Gas Company provides value through net revenue interests, mineral interests and royalty rights.

Through the vertical integration of these companies, AEPT believes it can achieve higher operating profits than the industry average. This should lead to greater returns on invested capital.

Hydration Corporation of PA, LLC

Hydration Corporation of PA, LLC (“Hydration Company”) is engaged in the businesses of water exploration, water augmentation, and the treatment of impacted waters. Through its subsidiaries and partners, it designs, builds, and operates regional water treatment facilities. Hydration Company is a leader in water-neutral energy solutions, as well as providing waste water technologies specifically designed to improve the impaired water disposal process.

We believe that Hydration Company technology delivers one of the highest energy yields from a broad range of water-bearing assets, with one of the lowest capital expenditures of any other known water processes.

Hydration Company offers a range of low cost attractive modular systems or fixed facilities via its water conveyance methodologies, which produce low cost water solutions in partnership with select small to large-size industrial energy users, government agencies, and non-profit watershed groups in target markets.

Hydration Company provides a solution to locate, procure, treat and distribute water. This patent-pending process provides cleaner water which results in an improved, safer environment. It can also mitigate drought conditions by accessing water previously unavailable. Applications may include, but are not limited to: oil and gas, pipelines, industrial use, utilities, mining, municipalities and landowners.

Hydration Company has designed a unique, patent pending system to treat and distribute water in an efficient and economical process that should encourage treated water to be used by gas drillers, pipeline companies, utility companies, industry and municipalities.

Over time, Hydration Company has gained support for its unique, patent-pending process by the DEP, SRBC, and the DCNR in Pennsylvania. In fact, we are currently negotiating contracts and letter of intent agreements with these organizations for mines that store our inventory.

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Hydration Company conducted its first pump test that was a field demonstration at Coal Creek, Blossburg, PA which was granted by the PA DEP & the SRBC. The pump test was performed through AES using GeoTube Technology which produced favorable test result. This enabled Hydration to (1) confirm the economic model, (2) prove the validity of the business model, and (3) share the results with potential partners, customers and government agencies.

Since that field demonstration Hydration Company has partnered with Eastern Pennsylvania Coalition for Abandoned Mine Reclamation (EPCAMR) and the SRBC to start the first three phases of due diligence at the Mocanaqua Tunnel. This property has an estimated 500 billion gallons of storage and appears to be an excellent candidate for Hydration Company’s methodologies. This opportunity would be worth an estimated $2.5 million of construction and operation and maintenance for AES. AES would provide the treatment technologies beginning in Phase IV.

Hydration Company’s competitive edge lies within its pure volume of reclaimed water and its access to low cost treatment with high flow rates and highly concentrated solids through AES’s partners’ technologies. Because of this volume, Hydration Company can effectively gain market share immediately as large corporations want access to one source that can supply massive amounts of reclaimed water to fulfill their input of production through Hydration’s patent pending (US 2014/0305879 A1) methodology and conveyance methods.

The success of the Company is dependent upon effectively entering into contracts with private and state-owned mines. These contracts give Hydration Company the sole right to distribute water from privately owned mines across the country.

The Company will operate out of multiple, predetermined, selected sites within the U.S. and will need minimal space to conduct its office activities. The sites are all different in terms of geography, storage and water quality. All sites will be enabled for augmentation or the ability to mitigate during pass-by conditions. Augmentation is an important factor of the equation. It allows Hydration Company to not only provide every day water but to provide additional waters to the system when low flow conditions are present. This is a valuable piece of the model because no matter how long or severe of a drought it gives customers the ability to consume at their intake up to their maximum docketed withdrawal thus granting them pass- by exemption.

How the model works: First, hydrological studies are performed statewide to determine the largest pools of non-potable water. Second, access and control of these mines are gained through contracts with the land owner. Third, final hydrology and engineering studies performed. Next, a filtration system is installed with all needed permits. Lastly, a dynamically-adjustable, turn-key system is put online that allows Hydration to execute its model of treatment and distribution through its proprietary conveyance system.

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American Energy Solutions, LLC

American Energy Solutions is an industrial waste stream treatment company that intends to engage in the remediation of Superfund sites, coal ash, acid mine drainage & MIW, drill Cuttings (HDD & VDD), flowback & produced waters, and other industrial processes.

We provide treatment technologies that contribute to Hydration Company’s business model of low-cost treatment and distribution. These treatment technologies also allow AES to leverage existing contacts in the industrial space and convert these contacts into contract value. AES’s long-term goal is to bring waste stream treatment technologies in- house.

Gilbert Oil and Gas

We intend to develop Gilbert Oil as a U.S.-based exploration and production company focused on generating long-term shareholder value through drilling, operating, and partnership opportunities in the upstream oil and gas space.

Gilbert’s sole service is to provide cash flow through investment in oil and gas royalties, producing wells and the development of mineral rights.

Gilbert came into existence to capitalize on the depressed asset pricing in the oil and gas space. Gilbert’s business model is to first capture royalty opportunities then gain working interests on producing wells and lastly to acquire land inventory through mineral rights.

Gilbert will concentrate its initial capital inside the Marcellus & Utica formations where we can monetize existing water assets and treatment technologies.

Following this model we are of the belief that meaningful asset and cash flow value will be derived over the course of time.

Target Markets

Oil & Gas

A technique known as hydraulic fracturing, commonly referred to as fracking, is a necessary part of natural gas production. Fracking is used to create small fissures in the shale, allowing natural gas to flow. Fracking involves the pumping of a mixture of more than 99% water and sand with a small amount of special-purpose additives into the ground under high pressure to form the hairline cracks. The newly created fractures are “propped” open by the sand, which allows the natural gas to flow into the wellbore and be collected at the surface. For a typical natural gas well, Chesapeake Energy estimates approximately 3.5 million gallons of water are used during fracking operations. The 3.5 million gallons of water needed to drill and fracture a typical deep shale gas well is equivalent to the amount of water consumed by New York City in approximately five minutes, or a 1,000 megawatt coal-fired power plant in eight and three quarters of an hour, or a golf course in eight days, or six acres of corn in a season.

In Pennsylvania, the Marcellus Shale Formation has attracted the natural gas industry and as a result there has been a creation (permits) of three thousand (3,000) wells last year alone. If one makes the assumption that each well was only fractured once, there was an average of ten and a half (10.5) billion gallons of water consumed. It is estimated that over fifty (50) trillion cubic feet of natural gas still needs to be drilled for. With such staggering numbers, water will be in short supply and high demand. In fact, water usage in this region in the short-run alone will approach, if not exceed one hundred (100) billion gallons of water as the natural gas companies race to profit from the natural gas reserves.

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Municipalities

Water shortages are becoming commonplace due to many factors such as industry, population growth, water quality, and extreme weather patterns. Municipalities could find themselves purchasing water from alternate sources to supplement their traditional methods of supplying water to their customer base. This customer base now includes the oil and gas companies who now find themselves searching for clean, inexpensive sources of water to use in their fracking process.

As one can observe from the list of users above, treated, reclaimed water can be utilized by a range of customers. In spite of this, Hydration Company will recognize, prioritize, and effectively distribute the reclaimed water in a fashion that will maximize preservation efforts. This management of scarce resources will simultaneously drive the profitability of Hydration Company.

Reclaimed Water Sales

The segmentation of reclaimed water sales are broken down into two segments: industrial and household users. Current forecasts estimate over 95% of sales will be compromised of industrial users and households will make up less than 5% of sales. Within the industrial composition we have included government agencies.

Target Market Segmentation Strategy

Oil & Gas Market Opportunity

Within the Commonwealth of Pennsylvania significant opportunities exist within the industrial segment. The natural gas industry alone will present enormous opportunities for Hydration Company, AES & Gilbert. To quantify this in terms of gallons of water, if every opportunity was seized a minimum of 3.5 billion gallons would be sold. This makes the assumption that each well is fractured only once and uses an average of 3.5 million gallons of water; many sources are making claims that up to nine million gallons of water are used and an average of four to six million gallons. Such opportunities also exist in bordering states which present equal, if not greater gallon usage. Even though hundreds of wells are currently in operation the Marcellus Shale exploration is still in the first inning of drilling for the estimated 50 trillion cubic feet of reserves.

Taking into consideration the remediation of impoundments, treatment of flowback, produced and drill cuttings tremendous opportunities exist in oil and gas alone for AES.

Pipeline Companies

Pipeline companies have plans to install pipelines in our initial targeted region of Pennsylvania. Pipelines require continuous flows of water for distribution to the end users and treatment of their drill cuttings. Hydration Company can provide an alternative source of water to the pipeline companies insuring this continuous flow of water. This can be achieved due to a pass-by exemption provision offered by the Commonwealth when utilizing treated acid mine drainage water. Hydration can also provide everyday treated water that will lower transmission costs and lower their capital expenditures on the amount of pipeline ran. Hydration believes the economics of the model are attractive to pipeline operators. They are selling water to end users at $2.40 per barrel, which is well above the estimated cost ten cents per barrel to Hydration to treat and distribute into their pipeline.

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Competition

Hydration Company of PA, LLC

There are two classifications of competitors that currently exist: (1) Municipal/Watershed sources and (2) Private Individuals.

Municipal

There are four rivers with significant flow volume within Pennsylvania. They are the Susquehanna, Delaware, Chenango, and Chemug Rivers. There are a couple barriers to draw meaningful gallons from these rivers. First, one must have the correct permits to withdraw, divert, and/or consume. Second, in some instances landowner approval must be sought along with approval to purchase water from Public Water Suppliers.

Hydration Company has a distinctive advantage because Hydration Company does not have to seek multiple permits and approvals from landowners because of the patent-pending conveyance process.

Furthermore, Hydration utilizes waters that are not part of the water table, i.e. mine pools which are isolated “man created” structures. Also, Hydration Company has a lower cost basis than drawing water from these public sources. Moreover, Hydration Company is not regulated by nature as these other sources currently cap water withdrawal. This cap or pass-by is exacerbated by drought conditions and local landowners who invoke legal actions to prevent their wells from going dry.

Individuals

Currently private individuals who own water filled mines/quarries have the right to sell the water for profit. To date, no single individual has emerged that has the ability to satisfy the demand that has been created by the population growth, climate change, regulations and industries. Hydration Company can not only meet this demand but will be able to command greater margins per gallon sold through delivery contracts. Industrial buyers will prefer to deal on larger volumes (millions, billions, trillions) and more cost efficient delivery methods (pipelines and distances), such as Hydration Company’s patent pending methodology and conveyance system.

American Energy Solutions, LLC

AES faces competition from multiple companies that engage in treatment solutions. These solutions include filter presses, clarifiers and centrifuges which all tend to be expensive with large operation and maintenance budgets, energy intensive and rarely perform as advertised.

AES provides near real time, low-cost, high flow rate, low footprint treatment. The combination of the listed factors provides the competitive advantage needed to gain market penetration. Furthermore, it affords Hydration Company and Gilbert the same competitive advantage while increasing their financial performance.

Gilbert Oil & Gas, LLC

Gilbert will encounter competition from other oil and gas companies, private equity groups and others with substantial resources that similarly plan on acquiring depressed oil and gas assets. Even though there is competition we do not think it will inhibit our growth plan in a meaningful way.

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Growth Issues

Service Delivery Controls

When awarded contracts that require additional resources, AEPT will utilize its list of available consultants with expertise in the required areas. The collaborative nature of our professionals, coupled with our low overhead approach of hiring consultants on an as- needed basis creates challenges in the delivery of quality services and deliverables. AEPT realizes that not everyone will share our vision, values, and methods.

In addition, AEPT understands that as more sites come online it becomes increasingly difficult to monitor projects and communicate information to our consultants.

Because AEPT utilizes exhaustive interviewing, stringent candidate selection and referrals from trusted advisors there is a reasonable confidence that the majority of our concerns will be eliminated through these processes. AEPT will enter into agreements with consultants and contractors who demonstrate a bold commitment to representing the core values of AEPT in an effective manner.

Scalability

The ability to reproduce our proven system on a massive scale is a concern of AEPT. Every site is unique and presents different challenges. Such factors can negatively impact the growth and consistency of our methods and will ultimately challenge our ability to replicate our initial success. This will directly impact how fast AEPT can scale its operations.

Insufficient Capital

Currently AEPT is confronted with the need to attract and retain a consistent investment source in order to grow our operations rapidly. If AEPT is not funded properly it will prevent us from capturing the majority of the market.

To maintain our leadership role and first mover advantage in this space AEPT is seeking funding from the capital markets which may include debt and equity offerings.

Sales Lead Time

Currently lead time for each project is estimated at ten (10) months. This reflects permitting, equipment ordering and delivery of and installation.

Permitting is the majority of the lead time. It takes months to gain approval from the SRBC, DEP and local permits to install and operate our systems. These permits are not always needed in every project and other permits may be needed, depending on the project.

Moving forward utilizing a permit in waiting strategy and submitting multiple permits may diminish this drawn out process.

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Marketing Strategy

Our method of distribution is also different than any other water source or provider. In fact, our method has never been done before in the SRBC region. The SRBC has signed off on it as Hydration Company was able to model the business inside of all current SRBC regulations.

This method, the Hydration Method, allows Hydration Company to use the discharge streams as natural pipelines which flow into major water sources such as the Susquehanna River. The use of a natural pipeline creates a distinct economic advantage.

Being able to use every day water and a pass-by exemption is a distinct economic benefit to any end user.

The capacity to drive profits will largely depend on managements’ ability to match our reclaimed sources of water to end users, develop business for AES’s treatment technologies and close oil and gas properties at an attractive valuation under Gilbert. This will be done through individualized meetings with industrial customers already operating within the Northeast and other select markets where the economics make sense.

Marketing AEPT’s services will be done through several different strategies. First, our relationship with industrial companies will foster word of mouth advertising. Next, our consultants and sales personnel have meaningful relationships across a broad range of industries. These relationships can lead to contracts. Lastly, partnering with institutions such as the Penn State University Marcellus Shale Center is a unique opportunity that we have come upon. At PSU Marcellus Shale they publish papers related to best practices in the field. The published reports have the ability to market AEPT’s business model to industry leaders.

Competitive Edge

Hydration Company’s competitive edge lies within its pure volume of reclaimed water and its access to low cost treatment with high flow rates and highly concentrated solids through our technologies. Because of this volume, Hydration Company can effectively gain market share immediately as large corporations want access to one source that can supply massive amounts of reclaimed water to fulfill their input of production through Hydration’s patent pending (US 2014/0305879 A1) methodology and conveyance methods. Hydration Company can also provide the reclaimed water without interruption which is not the case with all of its competitors.

We believe that due to our competitive edges, Hydration Company will be able to price its competitors out of the market. Current estimates place Hydration Company’s total expenditure at ten cents per barrel. Hydration Company intends to charge a minimum of sixty cents per barrel for its every day water services. This compares with market costs of sixty cents for fresh water, ninety cents for abandoned mine drainage, and two dollars and forty cents per barrel for pipeline water in the Northeast.

American Energy Solutions, LLC

AES has positioned itself to take advantage of the vast need for water treatment and waste stream treatment not only from Hydration Company, but from a wide range of industrial clients that include Gilbert.

AES’s services range from small mobile applications to large scale deployment. Whether it is a coal mine, steel mill lagoon or a coal ash producing power plant, AES has the ability to handle them all.

AES has begun business development in a handful of industrial segments where it believes the treatment technologies could be deployed in an effective manner. To date, approximately 30 unique opportunities have been identified. These projects in the pipeline range from opportunity to written proposal to negotiation phases. We have confidence that contracts will be derived from this pipeline worth millions of dollars within the next year.

Hydration Company of PA, LLC

Hydration Company is engaged in a single service: to locate, procure, treat and distribute water through its patent pending methodology and conveyance system, and it can be distributed to multiple end-users. This includes, but is not limited to, oil and gas companies, local and regional pipelines, municipalities and land owners.

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Mocanaqua Abandoned Mine Drainage (AMD) Tunnel.

We have entered into a contract with the Eastern Pennsylvania Coalition for Abandoned Mine Reclamation (“EPCAMR”) to engage the Susquehanna River Basin Commission (“SRBC”) in a multi-phase study of the Mocanaqua Abandoned Mine Drainage (AMD) Tunnel.

This project, if successful, may lead to the supply of millions of gallons of treated mine influenced water during low flow conditions into the local watershed that feeds the Susquehanna River (Pennsylvania).

The Mocanaqua AMD Tunnel mine is believed to be a significant mine pool of isolated mine water. The mine pool size is thought to exceed 500 billion gallons of water. This static mine pool should be adequate to support the SRBC’s criteria for an augmentation source.

EPCAMR is currently digitizing, geo-referencing, and delineating underground mine pool boundaries for the Mocanaqua AMD Tunnel in Phase I of the project. There are around 15 grid sections with an average of six coal veins to each grid to review and add elevation data for an estimated 90 mine maps from the Office of Surface Mining Folio Map Series. The coal veins in the southern tip of the northern anthracite coalfields in the lower Wyoming Valley are the Baltimore Vein, Top and Bottom Ross, Top and Bottom Red Ash, and the Red Ash. Data collected will be used to create a 3D Model of the surface and underground mine pool complexes and multi-colliery hydrologic units within the project area to more accurately calculate the potential mine pool storage volume potential within the project area by EPCAMR. Specific areas will then be drilled for more detailed in-situ mine pool monitoring of chemistry and elevation changes in the mine pool and at strategic surface monitoring locations within the Black Creek watershed and in several surface water-filled stripping pits. Data collected, under an approved State Forest Research Agreement, will be used by EPCAMR, SRBC, and AEPT and the Pennsylvania Department of Conservation & Natural Resources, who own the Pinchot State Forest.

Susquehanna River Basin Commission

The purpose of Susquehanna River Basin Commission (SRBC) is to enhance public welfare through comprehensive planning, water supply allocation, and management of the water resources of the Susquehanna River Basin.

About EPCAMR

The purpose of EPCAMR is to encourage the reclamation and redevelopment of land affected by past mining practices. This includes reducing hazards to health and safety, eliminating soil erosion, improving water quality and returning land affected by past mining practices to productive use, thereby improving the economy of the region. Formed in 1995 by concerned conservation districts, EPCAMR represents a coalition of watershed organizations and reclamation partners. Members range from individuals, to the active anthracite mining industry and co-generation power plants, to non-profit organizations, 16 county conservation districts and other organizations in the anthracite and bituminous coal region of eastern Pennsylvania that are involved with abandoned mine reclamation issues. http://epcamr.org/home/

Legal Proceedings

We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to temporary employee staffing business. These matters may include product liability, intellectual property, employment, personal injury cause by our employees, and other general claims. We will accrue for contingent liabilities when it is probable that a liability has been incurred and the amount can be reasonably estimated. We are not presently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Employees

We currently have one employee. We have one non-employee director.

Personnel will be added on an as-needed basis. These personnel can include executive management, salespersons, engineers, chemists, hydrologists, quality control technicians, transportation experts, managers and in most instances outsourced processes.

Specific and current needs include a sales team, an office administrator and a field engineer to verify sites and coordinate agreements.

Description of Property

We rent an office in Allentown, Pennsylvania. We consider that this space is sufficient for our current needs.

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MANAGEMENT

The following table sets forth information regarding our executive officers, directors and significant employees, including their ages as of June 30, 2017:

Name and Principal Position	Age	Term of Office	Approximate hours per week

Brad Domitrovitsch-Director/CEO/Chairman	36	Since December 15, 2016	40

Josh Hickman, PG, MSc, MBA – Chief Operating Officer/Director	38	Since June 30, 2017	40

John Pippy – Chief Strategy Officer/Director	48	Since December 10, 2017	40

Brad J. Domitrovitsch, MBA – Chairman

Brad J. Domitrovitsch is a co-founder of Twisted Metal Recycling, LLC which buys and sells ferrous and nonferrous metals that take advantage of arbitrage situations. He is President of West End Consulting Group, LLC a management and financial consulting firm. He is Chairman and CEO of American Energy Partners, Inc. From 2004 to 2014 he was the owner of S.A. Knappenberger which bought and sold ferrous and nonferrous metals and took advantage of arbitrage situations.

Mr. Domitrovitsch has an MBA degree from Moravian College and a B.S. degree from Kutztown University of Pennsylvania. He is a member of the Board of Directors of Moravian College. He has a Certificate in Entrepreneurship from Lehigh University, Investment Banking Institute.

Josh Hickman, PG, MSc, MBA – Director

Mr. Hickman has 15 years of experience in the unconventional shale oil and gas industry.

Previous to his role with Gilbert Energy, Mr. Hickman was the CEO of Dahlmont Energy Resources, a private oil and gas company.  In 2014 he founded, and still holds an interest in, Hickman Geological Consulting, LLC. The focus of that company’s work is on the decision space between financial matters and technical data. HGC provides this expertise to financial institutions, startup oil and gas companies, and landowners. Notable achievements with this company include a relationship as Shenhua America’s adviser on U.S. oil and gas investments in 2015, and becoming the dominant market shareholder for oil and gas property valuations in the Greater Pittsburgh area.

John Pippy – Chief Strategy Officer and Director

Mr. John Pippy most recently returned from the Middle East where he served as the Senior Engineer for Special Operations Joint Task Force-Operation Inherent Resolve; a 2 Star Joint Forces Military Command responsible for coordinating missions within a multi-country operational area. He provided strategic and operational expertise in effective planning and execution of complex operations in austere environments with foreign civilian and military partners.

Prior to his recent military service, John was the CEO of the Pennsylvania Coal Alliance, a trade organization representing the interests of over 300 member companies and 41,500 workers in the multi-billion dollar Pennsylvania coal industry.

Before leading the Alliance, John was a legislator for 16 years in the Pennsylvania General Assembly, serving nine years as a Senator in Allegheny and Washington counties and seven years in the House of Representatives. Senator Pippy served as the Chairman of the Legislative Budget and Finance Committee, Chairman of the Law and Justice Committee and served in Senate Republican Leadership as the Policy Chairman.  Preceding his political career, John worked as a supervisor at the U.S. Steel Clairton Coke Works in Clairton, PA.

John has earned a Master’s Degree in Strategic Studies from the U. S. Army War College and a Master of Arts in International Relations from Irish American University in Dublin, Ireland. He is a graduate of the United States Military Academy at West Point, N.Y. with a Bachelor of Science degree in Environmental Engineering. He holds the rank of Lieutenant Colonel in the Pennsylvania Army National Guard and has served overseas on active duty in Syria, Iraq, and Kuwait. John has been awarded numerous medals recognizing his military service including the Combat Action Badge, the US Army Bronze Star for meritorious service, the Defense Meritorious Service Medal with “C” device and the US Army Engineer Regiment’s Bronze De Fleury Medal for outstanding service in the Engineer Regiment.

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Advisors

Cathy Fogle

Ms. Fogle brings a wealth of experience across many disciplines which include; Health care, insurance, state and federal regulations, real estate investment, construction and renovation. Ms. Fogle also has a significant knowledge base within financing, cost analysis, and budgets.

Ms. Fogle has been an active investor in start-up ventures for over a decade where she has engaged in an activist role. In addition, she has played an instrumental part at numerous health care start-ups that span multiple decades that ended in successful buyouts.

Ms. Fogle enjoys spending time with her grandchildren and gardening at her Lehigh Valley, PA residence.

Jim Seif

Mr. Seif has tremendous expertise in the development and implementation of energy and environmental initiatives at both the state and national levels. We believe his contributions will be a valuable asset to AEPT.

Mr. Seif started his career in the U.S. Attorney’s Office in Pittsburgh, Pennsylvania, prosecuting some of the earliest environmental cases of the modern era.  After that, he served as chief of the Legal Branch at the US Environmental Protection Agency in Philadelphia, and then rejoined the US Justice Department in the Criminal Division. Mr. Seif later served as administrative assistant to Governor Dick Thornburgh and then regional administrator of the EPA’s six-state office in Philadelphia. Following that work, he joined the environmental practice at the law firm of Dechert Price and Rhoads. In 1995, then-Governor Tom Ridge appointed Mr. Seif as secretary of the Department of Environmental Protection (DEP). In 2000, Seif received a Lifetime Award for Public Service from the National Academy of Public Administration for his 30-year career in state and federal government.

Mr. Seif later became Vice President for Corporate Relations at PPL, Inc., a Fortune 500 energy and utility company in Allentown, PA. He is currently a Principal at Ridge Global, LLC and is an advisory committee member of the Dick Thornburgh Legacy Project at the University of Pittsburgh. He holds a political science degree from Yale University and a law degree from the University of Pittsburgh.

Robert Barkanic

Mr. Robert Barkanic is a senior energy executive with over 35 years of experience in nuclear energy, environmental policy and management, government relations, regulatory affairs, project management and political action, together with a Graduate Degree in Engineering Science. Mr. Barkanic is a high performing executive with a proven track record of accomplishments developing strategic long term partnerships and policy positions based on sound engineering and economic principles and communicating effectively with all levels of decision makers.

Mr. Barkanic has an M.E. degree with a Major in Engineering Science and a B.S. degree with a Major in Structural Design Engineering Technology from Pennsylvania State University. He is registered as a Professional Engineer in Pennsylvania, Hawk Mountain Sanctuary, a Board Member of the Pennsylvania Association of Environmental Professional, a Member of the Electric Power Generators Association and a past Member and Chair of the EEI Environmental Executive Advisory Committee.

Family Relationships

There are no family relationships between any of our officers and directors except that Mr. Domitrovitsch is the son of Ms. Fogle.

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Involvement in Certain Legal Proceedings.

None of the following events have occurred during the past five years and which are material to an evaluation of the ability or integrity of any director or executive officer: (1) A petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing; or (2) Such person was convicted in a criminal proceeding (excluding traffic violations and other minor offenses).

Board Composition

Our Board of Directors currently consists of two members. Each director of the Company serves until the next annual meeting of stockholders and until his successor is elected and duly qualified, or until his earlier death, resignation or removal. Our board is authorized to appoint persons to the offices of Chairman of the Board of Directors, President, Chief Executive Officer, one or more vice presidents, a Treasurer or Chief Financial Officer and a Secretary and such other offices as may be determined by the board.

We have no formal policy regarding board diversity. In selecting board candidates, we seek individuals who will further the interests of our stockholders through an established record of professional accomplishment, the ability to contribute positively to our collaborative culture, knowledge of our business and understanding of our prospective markets.

Board Leadership Structure and Risk Oversight

The Board of Directors oversees our business and considers the risks associated with our business strategy and decisions. The board currently implements its risk oversight function as a whole. Each of the board committees when established will also provides risk oversight in respect of its areas of concentration and reports material risks to the board for further consideration.

Code of Business Conduct and Ethics

Prior to one year from the date of this Offering’s qualification, we will be adopting a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. We will post on our website a current copy of the code and all disclosures that are required by law or market rules in regard to any amendments to, or waivers from, any provision of the code.

32

EXECUTIVE COMPENSATION

The following table represents information regarding the total compensation our officers and directors of the Company as of December 31, 2016:

Name and Principal Position	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Brad Domitrovitsch, Director, CEO, Chairman	89,000	-0-	89,000

Josh Hickman, PG, MSc, MBA – Director	30,000	-0-	30,000

John Pippy – Chief Strategy Officer, Director	-0-	-0-	-0-

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

To the best of our knowledge, from inception to June 30, 2017, other than as set forth above, there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which we were or are to be a party, in which the amount involved exceeds $120,000, and in which any director or executive officer, or any security holder who is known by us to own of record or beneficially more than 5% of any class of our Common Stock, or any member of the immediate family of any of the foregoing persons, has an interest (other than compensation to our officers and directors in the ordinary course of business).

Statement of Policy

We have adopted a related-party transactions policy under which our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our Common Stock, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related-party transaction with us without the consent of our audit committee. If the related party is, or is associated with, a member of our audit committee, the transaction must be reviewed and approved by another independent body of our Board of Directors, such as our governance committee. Any request for us to enter into a transaction with a related party in which the amount involved exceeds $120,000 and such party would have a direct or indirect interest must first be presented to our audit committee for review, consideration and approval. If advance approval of a related-party transaction was not feasible or was not obtained, the related-party transaction must be submitted to the audit committee as soon as reasonably practicable, at which time the audit committee shall consider whether to ratify and continue, amend and ratify, or terminate or rescind such related-party transaction. All of the transactions described above were reviewed and considered by, and were entered into with the approval of, or ratification by, our Board of Directors.

33

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of June 30, 2017 for (i) all executive officers and directors as a group and (ii) each person, or group of affiliated persons, known by us to be the beneficial owner of more than ten percent (10%) of our capital stock. The percentage of beneficial ownership in the table below is based on 8,375,822 shares of Class A Common Stock and 12,500,000 shares of Class B Common Stock deemed to be outstanding after our recent reverse split.

Class A Preferred Stock

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
West End Consulting Group, LLC (1) (2)	534,505,255	71.27
Michael McClaren (3)	121,000,000	16.13
Converde Industries, Inc. (4)	50,000,0000	6.67

Total	655,505,255	94.07

Class B Common Stock $0.001 par value

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
West End Consulting Group, LLC (1)(2)	9,700,000	77.60
Converde Industries, Inc.(4)	2,500,000	20.00
Mike McClaren (3)	300,000	2.40

Total	12,500,000	100.00

Class A Common Stock $0.001 par value

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class Before Offering	Percent of Class After Offering
West End Consulting Group, LLC (1)(2)	4,200,000	23.99	0.81
Fast Balance CEDE (5)	2,275,446	13.00	0.44
Converde Industries, Inc. (4)	650,000	3.81	0.13
Rocky Trust (6)	500,000	2.86	0.10
Empire Investment Trust (7)	500,000	2.86	0.10

All Executive Officers, Directors and 5% Shareholders as a Group	8,125,446	46.41	1.57

(1)	Brad Domitrovitsch owns 100% of West End Consulting Group, LLC.

(2)	The address of West End Consulting Group, LLC is PO Box 443 Allentown, PA 18105.

(3)	The address of Mike McClaren is 155B Turnbull Crt., Cambridge, Ontario N1T 1J2, Canada.

(4)	The address of Converde Industries, Inc. is 120 Turnbull Crt, Cambridge, Ontario N1T 1H9, Canada

(5)	The address of Fast Balance CEDE is Central Delivery - Out Transfer Dept, 55 Water Street , 2SL, New York, NY 10041.

(6)	The address of Rocky Trust is PO Box 443, Allentown, PA 18105.

(7)	The address of Empire Investment Trust is PO Box 443. Allentown, PA 18105.

34

DESCRIPTION OF SECURITIES

Securities Being Offered

The following is a summary of the rights of our capital stock as provided in our articles of incorporation and bylaws. For more detailed information, please see our articles of incorporation and bylaws, which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part.

General

Our authorized capital stock consists of 7,000,000,000 shares of common stock, par value $0.001 per share. Of these shares of authorized common stock, 5,000,000 shares are Class A Common Stock, and 2,000,000 shares are Class B Common Stock.

Each holder of Class A Common Stock shall be entitled to one vote for each share of such stock standing in his name on the books of the Corporation. The holders of the Class B Common Stock shall be entitled to Twenty (20) votes for each share of Class B Common Stock held.

Our authorized capital stock also includes 500,000,000 shares of Series A Preferred Stock, par value $0.001, of which 750,000,000 shares issued or outstanding.

Capitalization

Security	Par Value	Authorized	Outstanding	Voting Rights	Conversion Into Shares of Common Stock
Class A Preferred	0.001	1,000,000,000	750,000,000	20	20
Class A Common	0.001	5,000,000,000	17,509,323	1	1
Class B Common	0.001	2,000,000,000	12,500,000	20	None

Preferred Stock

The Company has authorized 750,000,000 shares of Class A Convertible Preferred Stock,” par value $0.001 per share. The holders of shares of Class A Preferred Stock have no dividend rights except as may be declared by the Board of Directors of the Corporation in its sole and absolute discretion, out of funds legally available for that purpose. In the event of any liquidation, dissolution or winding-up of the affairs of the Corporation, the Class A Preferred Stock shall be entitled to receive, before any payment shall be made to the holders of Common Stock or any other class or series of stock ranking on Liquidation junior to such Class A Preferred Stock, an amount per share equal to $1.00. The Class A Preferred Stockholders shall be entitled to Twenty (20) votes for each share of Class A Preferred Stock held on any matters requiring a shareholder vote of the Corporation. Any Class A Preferred Stockholder shall have the right, at any time from the date of issuance, to convert any or all of its Class A Preferred Stock into 20 shares of fully paid and nonassessable shares of Common Stock for each share of Class A Preferred Stock so converted.

Common Stock

Voting Rights. The holders of the Class A Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of the Class A Common Stock are entitled to 20 votes for each share hold of record on all matter submitted to a vote of the shareholders. Colorado law provides for cumulative voting for the election of directors. As a result, any shareholder may cumulate his or her votes by casting them all for any one director nominee or by distributing them among two or more nominees. This may make it easier for minority shareholders to elect a director.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor as well as any distributions to the shareholders. The payment of dividends on the common stock will be a business decision to be made by our Board of Directors from time to time based upon results of our operations and our financial condition and any other factors that our Board of Directors considers relevant. Payment of dividends on the common stock may be restricted by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our articles of incorporation and law, shares of our common stock are fully paid and not liable to further calls or assessment by us.

35

Certain Provisions

Certain provisions of our Articles of Incorporation and By-Laws may make it more difficult and time-consuming to acquire the Company, thereby reducing our vulnerability to an unsolicited proposal for our takeover. These provisions are outlined below.

Our Articles also contain restrictions regarding certain mergers, consolidations, asset sales and other “Business Combinations.” “Business Combinations” are defined in the Articles of Incorporation. The above provisions could have the effect of depriving shareholders of any opportunity to sell their shares at a premium over prevailing market prices because takeovers frequently involve purchases of stock directly from shareholders at such a premium price. Further, to the extent these provisions make it less likely that a takeover attempt opposed by our incumbent Board of Directors and management will succeed, the effect could be to assist the Board of Directors and management in retaining their existing positions. In addition, our Articles also provide that the provisions outlined herein cannot be amended, altered, repealed, or replaced without a “super-majority” vote or the approval of a Majority of Continuing Directors.

Among other provisions that might make it more difficult to acquire us, we have adopted the following:

Staggered Board. Our Board of Directors has been divided into three classes of directors. The term of one class will expire each year. Directors for each class will be chosen for a three-year term upon the expiration of such class’s term, and the directors in the other two classes will continue in office. The staggered terms for directors may affect the stockholders’ ability to change control of the Company even if a change in control were in the stockholders’ interest.

 Preferred Stock. Our charter authorizes the Board of Directors to issue up to 1,000,000,000 shares of Preferred Stock and to establish the preferences and rights (including the right to vote and the right to convert into shares of Common Stock) of any shares issued. The power to issue Preferred Stock could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the stockholders’ interest.

Our Articles also authorize the Board of Directors to oppose a tender offer on the basis of factors other than economic benefit to our shareholders. Among the factors that may be considered are the impact our acquisition would have on the community, the effect of the acquisition upon our employees and the reputation and business practices of the tender offeror.

36

Our Articles of Incorporation also contain restrictions regarding certain merger, consolidations, asset sales and other “Business Combinations” involving the Company or its subsidiaries. Business Combinations are defined in the Articles as (a) any merger or consolidation by us with an Interested Stockholder, (defined as a holder of at least 10% of our voting stock with certain exceptions), or (b) any sale, lease or similar disposition to an Interested Stockholder of any of our assets constituting at least 5% of our total assets, or (c) the issuance or transfer by the Company of any of our stock to an Interested Stockholder in return for cash or other property, being at least 5% of our total assets, or (d) adoption of any plan to dissolve or liquidate the Company proposed by an Interested Stockholder, or (e) any reclassification of stock or recapitalization of the Company or merger whereby the percentage of outstanding shares of any Interested Stockholder is increased.

Business Combinations with an interested Stockholder must be approved by the holders of 80% of the voting power of our outstanding shares, unless (a) the Business Combination is approved in advance by those persons then on the Board of Directors who were directors immediately prior to the time the Interested Stockholder (or certain of its predecessors) first became an Interested Stockholder and who would have constituted a majority of the Board at that time (a “Majority of the Continuing Directors”), or (b) certain minimum “fair price” requirements are met. In evaluating a Business Combination, the Board of Directors may consider the financial aspects of the offer, the long-term interests of our shareholders, past and present market values of the shares, our prospects, the prospect of obtaining a better offer, the impact, if the offer is partial or two-tier, on the remaining shareholders and our future (especially with regard to the background of the offeror), the value of non-cash consideration, legal matters, the effect of the transaction on our customers and local community interests.

The above provisions could have the effect of depriving shareholders of any opportunity to sell their shares at a premium over prevailing market prices because takeovers frequently involve purchases of stock directly from shareholders at such a premium price. Further, to the extent these provisions make it less likely that a takeover attempt opposed by our incumbent Board of Directors and management will succeed, the effect could be to assist the Board of Directors and management in retaining their existing positions. In addition, our Articles of Incorporation also provide that the provisions outlined herein cannot be amended, altered, repealed, or replaced without the “super-majority” vote described above or the approval of a Majority of the Continuing Directors as defined above.

Transfer Agent

Our Transfer Agent is Transfer Online, Inc., 512 SE Salmon Street, Portland, OR 97214, Phone: 503-227-2950, Website: http://www.transferonline.com, email: info@transferonline.com, Our transfer agent is registered with the SEC.

37

Certain Anti-Takeover Effects

General. Certain provisions of Colorado law may have an anti-takeover effect and may delay or prevent a tender offer or other acquisition transaction that a shareholder might consider to be in his or her best interest. The summary of the provisions of Colorado law set forth below does not purport to be complete and is qualified in its entirety by reference to Colorado law.

The issuance of shares of preferred stock, the issuance of rights to purchase such shares, and the imposition of certain other adverse effects on any party contemplating a takeover could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of our Series A Convertible Preferred Stock if the option to acquire such shares is exercised would impede a business combination by the voting and conversion rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock.

Under Colorado law, a director, in determining what he reasonably believes to be in or not opposed to the best interests of the corporation, does not need to consider only the interests of the corporation’s shareholders in any takeover matter but may also, in his discretion, may consider any of the following:

(i) The interests of the corporation’s employees, suppliers, creditors and customers;

(ii) The economy of the state and nation;

(iii) The impact of any action upon the communities in or near which the corporation’s facilities or operations are located;

(iv) The long-term interests of the corporation and its shareholders, including the possibility that those interests may be best served by the continued independence of the corporation; and

(v) Any other factors relevant to promoting or preserving public or community interests.

Because our Board of Directors is not required to make any determination on matters affecting potential takeovers solely based on its judgment as to the best interests of our shareholders, our board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which such shareholders might receive a premium for their stock over the then market price of such stock. Our board presently does not intend to seek shareholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.

DIVIDEND POLICY

Since our inception, we have not paid any dividends on our common stock, and we currently expect that, for the foreseeable future, all earnings (if any) will be retained for the development of our business and no dividends will be declared or paid. In the future, our Board of Directors may decide, at their discretion, whether dividends may be declared and paid, taking into consideration, among other things, our earnings (if any), operating results, financial condition and capital requirements, general business conditions and other pertinent facts.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this Offering, there has been a limited market for our Common Stock. Future sales of substantial amounts of our Common Stock, or securities or instruments convertible into our Common Stock, in the public market, or the perception that such sales may occur, could adversely affect the market price of our Common Stock prevailing from time to time. Furthermore, because there will be limits on the number of shares available for resale shortly after this Offering due to contractual and legal restrictions described below, there may be resales of substantial amounts of our Common Stock in the public market after those restrictions lapse. This could adversely affect the market price of our Common Stock prevailing at that time.

Upon completion of this Offering, assuming the maximum amount of shares of Common Stock offered in this Offering are sold, there will be 208,375,822 shares of our Common Stock outstanding.

38

Rule 144

In general, a person who has beneficially owned restricted shares of our Common Stock for at least twelve months, in the event we are a reporting company under Regulation A, or at least six months, in the event we have been a reporting company under the Exchange Act for at least 90 days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the 90 days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of shares of our Common Stock then outstanding; or

●	the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

LEGAL MATTERS

Certain legal matters with respect to the shares of common stock offered hereby will be passed upon by John E. Lux, Esq. of Washington, D.C.

EXPERTS

The consolidated financial statements of the Company appearing elsewhere in this Offering Circular have been prepared by management and have not been reviewed by an independent accountant.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act with respect to the shares of common stock offered hereby. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the Offering Statement and the exhibits and schedules filed therewith. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement. Upon the completion of this Offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

39

OTC Pink Basic Disclosure Guidelines

1)	Name of the issuer and its predecessors (if any)

In answering this item, please also provide any names used by predecessor entities in the past five years and the dates of the name changes.

W2 Energy, Inc. 9/15/2014

Converde Energy 2014-2017

American Energy Partners, Inc. Q3 2017

2)	Address of the issuer’s principal executive offices

Company Headquarters

Address 1: PO Box 443 Allentown, PA 18105

Address 2:

Address 3:

Phone: 610-217-3275

Email: brad@americanenergy-inc.com

Website(s): http://www.americanenergy-inc.com

IR Contact

Address 1:

Address 2:

Address 3:

Phone:

Email: contact@americanenergy-inc.com

Website(s):

3)	Security Information

Trading Symbol: AEPT

Exact title and class of securities outstanding: Common

CUSIP: 02563X102

Par or Stated Value: $.001

Total shares authorized: 5,000,000,000	as of: 9/30/2017
Total shares outstanding: 17,509,323	as of: 9/30/2017

Transfer Agent

Name: Transfer Online, Inc.

Address 1: 512 SE Salmon Street, Portland, OR 97214

Address 2:

Address 3:

Phone: (503) 227-2950

Is the Transfer Agent registered under the Exchange Act?* Yes: ☒  No:  ☐

* To be included in the OTC Pink Current Information tier, the transfer agent must be registered under the Exchange Act.

List any restrictions on the transfer of security:

Describe any trading suspension orders issued by the SEC in the past 12 months.

F-1

List any stock split, stock dividend, recapitalization, merger, acquisition, spin-off, or reorganization either currently anticipated or that occurred within the past 12 months:

Share Exchange Agreement w/ Hydration Company of PA, LLC 1/13/2017

4)	Issuance History

List below any events, in chronological order, that resulted in changes in total shares outstanding by the issuer in the past two fiscal years and any interim period. The list shall include all offerings of equity securities, including debt convertible into equity securities, whether private or public, and all shares or any other securities or options to acquire such securities issued for services, describing (1) the securities, (2) the persons or entities to whom such securities were issued and (3) the services provided by such persons or entities. The list shall indicate:

A.	The nature of each offering (e.g., Securities Act Rule 504, intrastate, etc.);
Q1 2017 - Debt convertible into equity securities (Bad debt)
Q3 2017 – Debt convertible into equity securities (Bad debt)
Q3 2017 - Private Placement common stock

B.	Any jurisdictions where the offering was registered or qualified;

C.	The number of shares offered;

Q1 2017 - 40,000,000
Q3 2017 – 100,000,000

D.	The number of shares sold;

Q1 2017 - 40,000,000
Q3 2017 – 8,333,333

E.	The price at which the shares were offered, and the amount actually paid to the issuer;

Q1 2017 - .0025
Q3 2017 - .03

F.	The trading status of the shares; and

Q1 2017 – Unrestricted
Q3 2017 – Restricted

G.	Whether the certificates or other documents that evidence the shares contain a legend (1) stating that the shares have not been registered under the Securities Act and (2) setting forth or referring to the restrictions on transferability and sale of the shares under the Securities Act.

F-2

5)	Financial Statements

Provide the financial statements described below for the most recent fiscal year end or quarter end to maintain qualification for the OTC Pink Current Information tier. For the initial disclosure statement (qualifying for Current Information for the first time) please provide reports for the two previous fiscal years and any interim periods.

A.	Balance sheet;
B.	Statement of income;
C.	Statement of cash flows;
D.	Financial notes; and
E.	Audit letter, if audited

The financial statements requested pursuant to this item shall be prepared in accordance with US GAAP by persons with sufficient financial skills.

You may either (i) attach/append the financial statements to this disclosure statement or (ii) post such financial statements through the OTC Disclosure & News Service as a separate report using the appropriate report name for the applicable period end. (“Annual Report,” “Quarterly Report” or “Interim Report”).

If you choose to publish the financial reports separately as described in part (ii) above, you must state in the accompanying disclosure statement that such financial statements are incorporated by reference. You may reference the document(s) containing the required financial statements by indicating the document name, period end date, and the date that it was posted to otciq.com in the field below.

Information contained in a Financial Report is considered current until the due date for the subsequent Financial Report. To remain in the OTC Pink Current Information tier, a company must post its Annual Report within 90 days from its fiscal year-end date and Quarterly Reports within 45 days of its fiscal quarter-end date.

6)	Describe the Issuer’s Business, Products and Services

Describe the issuer’s business so a potential investor can clearly understand the company. In answering this item, please include the following:

A.	a description of the issuer’s business operations;

American Energy Partner’s group of companies focus on providing solutions in the space where energy production and water meet technology. Our subsidiaries own energy operations as well as design, build and operate regional water treatment facilities that serve the industrial and energy sectors.

B.	Date and State (or Jurisdiction) of Incorporation:

October 12, 2004 – Nevada
Q3 2017 - Colorado

C.	the issuer’s primary and secondary SIC Codes;

D.	the issuer’s fiscal year end date;

December 31st

E.	principal products or services, and their markets;

Water sourcing, treatment, & distribution in industrial & government markets. Acquisition of oil & gas assets.

F-3

7)	Describe the Issuer’s Facilities

The goal of this section is to provide a potential investor with a clear understanding of all assets, properties or facilities owned, used or leased by the issuer.

In responding to this item, please clearly describe the assets, properties or facilities of the issuer, give the location of the principal plants and other property of the issuer and describe the condition of the properties. If the issuer does not have complete ownership or control of the property (for example, if others also own the property or if there is a mortgage on the property), describe the limitations on the ownership.

If the issuer leases any assets, properties or facilities, clearly describe them as above and the terms of their leases.

Patent Pending

8)	Officers, Directors, and Control Persons

The goal of this section is to provide an investor with a clear understanding of the identity of all the persons or entities that are involved in managing, controlling or advising the operations, business development and disclosure of the issuer, as well as the identity of any significant shareholders.

A.	Names of Officers, Directors, and Control Persons. In responding to this item, please provide the names of each of the issuer’s executive officers, directors, general partners and control persons (control persons are beneficial owners of more than five percent (5%) of any class of the issuer’s equity securities), as of the date of this information statement.

Brad Domitrovitsch – 23.99% Common, 71.27% Preferred, 77.60% Common B

B.	Legal/Disciplinary History. Please identify whether any of the foregoing persons have, in the last five years, been the subject of:

1.	A conviction in a criminal proceeding or named as a defendant in a pending criminal proceeding (excluding traffic violations and other minor offenses);

N/A

2.	The entry of an order, judgment, or decree, not subsequently reversed, suspended or vacated, by a court of competent jurisdiction that permanently or temporarily enjoined, barred, suspended or otherwise limited such person’s involvement in any type of business, securities, commodities, or banking activities;

N/A

3.	A finding or judgment by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, the Commodity Futures Trading Commission, or a state securities regulator of a violation of federal or state securities or commodities law, which finding or judgment has not been reversed, suspended, or vacated; or

N/A

4.	The entry of an order by a self-regulatory organization that permanently or temporarily barred suspended or otherwise limited such person’s involvement in any type of business or securities activities.

N/A

F-4

C.	Beneficial Shareholders. Provide a list of the name, address and shareholdings or the percentage of shares owned by all persons beneficially owning more than ten percent (10%) of any class of the issuer’s equity securities. If any of the beneficial shareholders are corporate shareholders, provide the name and address of the person(s) owning or controlling such corporate shareholders and the resident agents of the corporate shareholders.

Preferred - Brad Domitrovitsch – 71.27%, Michael McLaren 16.13%
Common B – Brad Domitrovitsch – 77.60%, Converde Industries 20%
Common – Brad Domitrovitsch – 23.99%, W. Rousis 47.59%, Cede & Co. 13%

9)	Third Party Providers

Please provide the name, address, telephone number, and email address of each of the following outside providers that advise your company on matters relating to operations, business development and disclosure:

Legal Counsel

Name: John Lux

Firm: Lux Law

Address 1: 1629 K Street

Suite 300 Washington DC 20006

Address 2:

Phone: 727-656-5504

Email: john.lux@securities-law.info

Accountant or Auditor

Name: Jack Lisicky

Firm: Buckno Lisicky & Co.

Address 1: 645 Hamilton Street Allentown, PA 18101

Address 2:

Phone: 610-821-8580

Email:

Investor Relations Consultant

Name:

Firm:

Address 1:

Address 2:

Phone:
Email:

Other Advisor: Any other advisor(s) that assisted, advised, prepared or provided information with respect to this disclosure statement.

Name:

Firm:

Address 1:

Address 2:

Phone:
Email:

F-5

10)	Issuer Certification

The issuer shall include certifications by the chief executive officer and chief financial officer of the issuer (or any other persons with different titles, but having the same responsibilities).

The certifications shall follow the format below:

I, Brad Domitrovitsch certify that:

1.	I have reviewed this Annual Disclosure Statement of XFUL;

2.	Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and

3.	Based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

9/30/2017

[CEO’s Signature]

[CFO’s Signature]

F-6

American Energy Partners, Inc.

Income Statement - Q3 2017

	Q3	Q2	Q1
Ordinary Income/Expense	-	-	6,600
Expense
Advertising and Promotion	6,423	1,642	2,300
Automobile Expense	167	-	-
Bank Service Charges	120	108	108
Dues & Subscriptions	6,740	1,604	8,540
Meals and Entertainment	130	-	133
Office Supplies	21	-	902
Postage	92	-	8
Professional Fees	66,283	750	17,500
Rent Expense	56	-	-
Travel Expense	157	-	242
Total Expense	80,189	4,104	29,733
Net Ordinary Income	$(80,189)	(4,104)	(23,133)
Net Income	$(80,189)	(4,104)	(23,133)

F-7

American Energy Partners, Inc.

Balance Sheet - Q3 2017

Assets	Q3	Q2	Q1
Checking	171,205	1,394	5,498
A/R	256,600	206,600	106,600
Investments	77,551	77,551	77,551

Total Current Assets	505,356	285,545	189,649

Total Assets	505,356	285,545	189,649

Liabilities & Capital
Accounts Payable	-	-	-
Convertible Notes	266,640	220,000	120,000

Total Liabilities	266,640	220,000	120,000

Stockholders' Equity
Common Stock	167,516	167,516	167,516
Common B	250,000	250,000	250,000
Preferred	750,000	750,000	750,000
Additional Paid in Capital	279,940	29,940	29,940
Retained Earnings	(1,212,100)	(1,131,911)	(1,127,807)
Total Stockholder Equity	238,716	65,545	69,649

Total Liabilities & Capital	505,356	285,545	189,649

F-8

American Energy Partners, Inc.

Statement of Cash Flows - Q3 2017

	Q3	Q2	Q1
Cash Flow from Operating Activities
Net Income	(80,189)	(4,104)	(23,133)
Increase in A/R	(50,000)	(100,000)	(106,600)
Net Cash Flows from Operating Activities	(130,189)	(104,104)	(129,733)

Cash Flow from Investing Activities
Net Cash Flows from Investing Activities	50,000	100,000	100,000
Capital Contributions	250,000	-	30,000

Cash Flows from Financing Activities
Investments	-	-	-
Withdrawals	-	-	-
Net Cash Flow from Financing Activities	-	-	-

Net Increase (Decrease) in Cash	169,811	(4,104)	267
Cash at Beginning of Quarter	1,394	5,498	5,231
Cash at End of Quarter	171,206	1,394	5,498

F-9

AMERICAN ENERGY PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1.	Nature of Business

American Energy Partners, Inc. (“American Energy” or “Company”) is a publicly-traded company (OTC: AEPT) comprised of subsidiaries that source, treat and distribute reclaimed water in an effort to preserve our nation’s naturally occurring resources. Together with Hydration Company of PA (sourcing, distributing) and American Energy Solutions (treating), Gilbert Oil and Gas Company provides value through net revenue interests, mineral interests and royalty rights.

Note 2.	Summary of Significant Accounting Policies

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash:

The Company classifies an investment with original maturities of three months or less as cash and cash equivalents.

Allowance for doubtful accounts:

The Company provides an allowance for doubtful accounts equal to the estimated collection losses that will be incurred in collection of all receivables. The estimated losses are based on managements’ evaluation of outstanding accounts receivable at the end of the year. The allowance for doubtful accounts is $0 for the end of the third quarter 2017. Amounts charged to bad debt expense are $0 for the end of the third quarter 2017.

Inventory:

Inventory is stated at the lower of cost or market, which is determined by the first in, first out method of valuation. At September 30th 2017, inventories were $0.

Depreciation and amortization:

Property and equipment are stated at cost. Depreciation on property and equipment is recorded using the straight-line method of depreciation over the estimated useful lives of depreciable assets which range from 7 to 10 years for equipment and automobiles and 40 years for improvements.

For federal income tax purposes, depreciation is computed using the accelerated cost recovery system and the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

F-10

AMERICAN ENERGY PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

Income taxes:

The Company has elected to be taxed as a C corporation. Accordingly, the accompanying financial statements do contain a provision for income taxes.

The federal income tax returns for 2013, 2014, 2015 and 2016 are subject to examination by the IRS, generally three years after they were filed.

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings in determining any uncertain tax positions.

Shipping and handling fees and costs:

The Company classifies freight billed to customers as sales revenue and the related shipping and handling fees and costs to delivery expense as an operating expense.

Advertising:

The Company expenses advertising costs as incurred. Advertising expense for the end of the third quarter 2017 was $6,423.

Research and development:

Research and development costs are expensed as incurred. Engineering and development expenses included research and development expenses of $0 for the end of the third quarter 2017.

Date of management’s review:

The Company has evaluated subsequent events through, the date on which the financial statements were available to be issued.

Note 3.	Line of Credit

The company currently does not have a line of credit.

Note 4.	Commitments

The Company does not have any current commitments as of September 30, 2017.

Note 5.	Profit Sharing Plan

The Company does not engage in a retirement plan for its employees.

Note 6.	Major Customer

There was no major customer that accounted for sales during the third quarter of 2017.

F-11

AMERICAN ENERGY PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 7.	Concentration of Credit Risk

The Company maintains its cash in one bank in one deposit account which at times exceed the federal insured limits. The Company has not experienced any losses in such accounts.

Note 8.	Bad or Aged Debt

The Company retained $50,000 of bad debt in the third quarter of 2017. A reduction of $150,000 since the beginning of the fiscal year.

Note 9.	Convertible Notes

The Company engaged GPL Ventures, LLC to assume $50,000 of aged debt and $50,000 of direct funding. GPL received two $50,000 convertible notes yielding 5% & 8% with a maturity date of July 21, 2018 & February 20, 2018 in exchange for $100,000 of cash to American Energy Partners.

F-12